United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
SEC letter of September 8, 2011
Cavitation Technologies, Inc. correspondence of September 21, 2011

Registration Statement File No. 0-29901

October 5, 2011

Ladies and Gentlemen,

As per our telephone conversation with Mr. Shehzad Niazi on Tuesday October 4, 2011, we hereby confirm our request for and your grant of an additional extension in order to provide our response to the Staff’s September 8, 2011 comment letter. The reason for the request is that we have limited staff and one new person working with us.  We also want to ensure that the auditors have ample time to review, if necessary.  We anticipate completing and submitting our response on or before October 20, 2011.

Thank you for your courtesy and consideration.  If you have any questions or comments, please call me at your convenience.

Re: Cavitation Technologies, Inc.
CAVITATION TECHNOLOGIES, INC.
/s/ R.L. Hartshorn
Chief Financial Officer
Ph: 562-209-2024